
December 18, 2012

Via Email
Paul F. Brauneis
Chief Financial Officer
Telestone Technologies Corporation
7900 Westpark Drive
McLean, VA 22101

> **Re:** **Sycamore Networks, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on December 13, 2012**
> **File No. 000-27273**

Dear Mr. Brauneis:

We have reviewed your revised preliminary proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Opinion of Sycamore's Financial Advisor, page 34

1.   In accordance with comment 1 from our letter dated December 6, 2012, please remove the bold language which qualifies the summary of Blackstone's opinion by reference to the full text of the opinion.

Illustrative Stand-Alone Discounted Cash Flow Analysis, page 39

2.   Your response to comment 7 from our letter dated December 6, 2012 indicates that the financial forecasts of your management show that you anticipated that substantially all of your revenues would be derived exclusively from your services business following fiscal year 2017, but it does not explain why management made this determination. Revise to explain why management determined your sole source of revenue for your operating business in the terminal year would be from information technology services.

<u>Sycamore Prospective Financial Information, page 40</u>

3.   We note that Blackstone calculated expected unlevered free cash flows of your operating business, calculated as operating income, minus the provision (benefit) for income taxes, capital expenditures and changes in working capital, plus depreciation and amortization. Please tell us whether and how the financial forecasts disclosed on page 42 include all of these inputs, and if not, disclose this information.

You may contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 if you have any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director